Exhibit 99.1

Silicon Motion Categorically Rejected MaxLinear’s Purported Termination of the Merger Agreement, and the Assertions Made by MaxLinear, in its Letter of July 26, 2023

TAIPEI, Taiwan and MILPITAS, Calif., August 7, 2023—Silicon Motion Technology Corporation (NASDAQGS: SIMO) (“Silicon Motion”) today issued a written notice to MaxLinear, Inc. (NASDAQGS: MXL) (“MaxLinear”), in which Silicon Motion categorically rejected MaxLinear’s purported termination of the Merger Agreement, and the assertions made by MaxLinear, in its letter of July 26, 2023. Silicon Motion will vigorously pursue its remedies, and reserves all rights under the Agreement and otherwise, including but not limited to the right to hold MaxLinear liable for substantial damages.

A copy of Silicon Motion’s notice to MaxLinear is attached as Annex A to this press release.

About Silicon Motion

Silicon Motion is the global leader in supplying NAND flash controllers for solid state storage devices. Silicon Motion supplies more SSD controllers than any other company in the world for servers, PCs and other client devices and is the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. Silicon Motion also supplies customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Silicon Motion’s customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit www.siliconmotion.com.

Cautionary Statement Regarding Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger and other events relating to the proposed Merger, and in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Merger may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s business and the value of the ordinary shares, par value $0.01 per share, of Silicon Motion and Silicon Motion’s ADSs; uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the effect of the announcement, pendency or potential termination of the Merger on Silicon Motion’s business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Merger may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring, costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with COVID-19 and any public health crises; Silicon Motion’s ability to provide a safe working environment for employees during any public health crises, including pandemics or epidemics; Silicon Motion’s ability to implement its business strategies; pricing trends, including Silicon Motion’s ability to achieve economies of scale; restrictions during the pendency of the proposed Merger that may impact Silicon Motion’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. Silicon Motion assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh

jason.tsai@siliconmotion.com	ir@siliconmotion.com

Annex A

August 7, 2023

VIA EMAIL

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Attention: Steven G. Litchfield

slitchfield@maxlinear.com

With copies to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Rich Mullen

Email: rishii@wsgr.com

rich.mullen@wsgr.com

Wilson Sonsini Goodrich & Rosati, P.C

12235 El Camino Real

San Diego, CA 92130

Attention: Robert F. Kornegay

Email: rkornegay@wsgr.com

Dear Mr. Litchfield,

I write on behalf of Silicon Motion Technology Corporation (“Silicon Motion” or the “Company”) in response to your July 26, 2023 letter in which MaxLinear, Inc. (“MaxLinear”) purports to terminate the Agreement and Plan of Merger dated as of May 5, 2022 by and among Silicon Motion, MaxLinear, and Shark Merger Sub (the “Agreement” and the merger contemplated therein the “Transaction”).1

MaxLinear’s supposed grounds for terminating the Agreement are baseless and sheer fiction. It is obvious that it has manufactured excuses to try to get out of its binding agreement.

[1]	Unless otherwise noted, all capitalized terms have the same meaning as in the Agreement.

MaxLinear’s wrongful termination of the Agreement is a Willful and Material Breach.

Additionally, MaxLinear’s failure to close by August 7, 2023, will constitute a separate Willful and Material breach of its obligations under the Agreement to close by August 7, 2023.

These Willful and Material breaches of the Agreement entitle Silicon Motion to, among other things, substantial damages.

It is significant that your letter does not provide the facts to support the claims that Silicon Motion breached the hodgepodge of sections that your letter cites.

As you are aware, changes in the general economy or the microchip industry do not give MaxLinear an excuse to walk away from the binding Agreement.

Moreover, the fact that in the nearly fifteen months since the parties signed the Agreement, MaxLinear did not notify Silicon Motion of its purported breaches is the clearest admission that there are none, and that you know that.

This is not an exhaustive list of the reasons why MaxLinear’s purported termination of the Agreement under Sections 7.1(g) and 7.1(d) of the Agreement is utterly baseless.

***

Silicon Motion will vigorously pursue its remedies, and reserves all rights under the Agreement and otherwise, including but not limited to the right to hold MaxLinear liable for substantial damages.

Sincerely,

By:	/s/ Wallace Kou
Wallace Kou
President & Chief Executive Officer
Silicon Motion Technology Corporation